UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. ___)


                         Metromedia Fiber Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   591689 10 4
     -----------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. _______________             13G                      PAGE 2 OF 5 PAGES


     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stephen A. Garofalo

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.


           NUMBER OF       5    SOLE VOTING POWER
                                6,008,592 (includes presently exercisable
            SHARES              options to purchase 380,250 shares of Class
                                A Common Stock at $1.97 per share and
         BENEFICIALLY           irrevocable proxies to vote 321,653 shares
                                granted to Mr. Garofalo by members of his
           OWNED BY             family)

            EACH           6    SHARED VOTING POWER

          REPORTING
                           7    SOLE DISPOSITIVE POWER
           PERSON               5,686,939 (includes presently exercisable
                                to purchase 380,250 shares of Class A Common
            WITH                Stock at $1.97 per share)

                           8    SHARED DISPOSITIVE POWER


    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,008,592 (includes presently exercisable options to purchase 380,250 shares of Class A Common Stock at $1.97 per share and irrevocable proxies to vote 321,653 shares granted to Mr. Garofalo by members of his family)


    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           33.6%

    12     TYPE OF REPORTING PERSON*

           IN

                               Page 2 of 5 Pages

ITEM 1
------

         (A)      NAME OF ISSUER

                           Metromedia Fiber Network, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           110 East 42nd Street
                           Suite 1502
                           New York, New York 10017


ITEM 2
------

         (A)      NAME OF PERSON FILING

                           Stephen A. Garofalo

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                           110 East 42nd Street
                           Suite 1502
                           New York, New York 10017

         (C)      CITIZENSHIP

                           U.S.A.

         (D)      TITLE OF CLASS OF SECURITIES

                           Class A Common Stock, $.01 par value (including
                  presently exercisable options to purchase shares of Class A Common Stock at $1.97 per share.)

         (E)      CUSIP NUMBER

                           591689 10 4


ITEM 3            IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2
------            (B), CHECK WHETHER THE PERSON FILING IS A:

                  (A) [ ]   BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE
                            ACT

                  (B) [ ]   BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT

                  (C) [ ] INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE ACT

                  (D) [ ] INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT

                  (E) [ ] INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940


                                Page 3 of 5 Pages

                  (F) [ ] EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE SS. 240.13D-1(B)(1)(II)(F)

                  (G) [ ] PARENT HOLDING COMPANY, IN ACCORDANCE WITH SS. 240.13D-1(B)(II)(G) (NOTE: SEE ITEM 7)

                  (H) [ ]   GROUP, IN ACCORDANCE WITH SS. 240.13D-1(B)(1)(II)(H)


ITEM 4            OWNERSHIP
------
                  See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages.


ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
------
                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ]


ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
------            PERSON

                  Members of Mr. Garofalo's family have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 321,653 shares. Mr. Garofalo was granted irrevocable proxies to vote these shares by members of his family.


ITEM 7            IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
------            ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY

                  Not applicable


ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
------
                  Not applicable


ITEM 9            NOTICE OF DISSOLUTION OF GROUP
------
                  Not applicable


ITEM 10           CERTIFICATION
-------
                           By signing below the I certify that, to the best of
                  my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                Page 4 of 5 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              1/29/98
                                     -------------------------
                                     Date



                                      /s/ Stephen A. Garofalo
                                     -------------------------
                                     Stephen A. Garofalo







                                Page 5 of 5 Pages